S I L V E R    S C R E E N    P A R T N E R S   I V,   L. P.
                                    F i r s t
                                  Q u a r t e r
                                   R e p o r t
                         M a r c h    3 1 ,    1 9 9 8

DEAR LIMITED PARTNER:

     The 1998 first quarter cash distribution totals $4.8 million, bringing total distributions since the Partnership's inception in 1988 to $600 million.

     First quarter revenue was generated principally from the theatrical re-release of "The Little Mermaid," and from sales of merchandise related to the film. "Pretty Woman" contributed a substantial amount of revenue from the U.S. home video and syndicated television markets.

     Partnership revenue in the future is expected to be generated principally from the Disney buyout of the Silver Screen IV-Disney Joint Venture. As always, distributions depend on the amount of revenue generated each quarter, and there may be quarters when revenue may be insufficient to justify making a cash distribution.

     Between now and the dissolution of the Partnership, current expectations are that, after the current distribution and expenses, Silver Screen Partners IV will distribute approximately $274 to $304 per unit to investors (this amount includes all anticipated future quarterly distributions and the buyout proceeds from Disney). The closing of the purchase by Disney is scheduled to occur on November 30, 1998. The final distribution and dissolution of the Partnership is expected to take place before December 31, 1998. These figures and dates represent our best estimates as of today. Please note that due to the expected dissolution, requests to transfer Partnership units as a result of secondary sales will not be accepted after August 15, 1998.

     Our Second Quarter Report will be mailed in July. If you need any assistance in the meantime, please contact our Investor Relations Department between the hours of 10 A.M. and 2 P.M., Eastern Standard Time.



Sincerely,


/s/ Roland W. Betts                    /s/ Tom  A. Bernstein
--------------------                   ---------------------
Roland  W.  Betts                      Tom  A. Bernstein
President                              Executive Vice President

B A L A N C E   S H E E T S
   (Unaudited)
---------------------------

                                                    March 31,       December 31,
                                                       1998             1997
                                                   ------------     ------------

ASSETS
Current assets:
Cash ...........................................                     $   132,879
Temporary investments (at cost plus accrued
  interest, which approximates market) .........     $ 7,571,695       7,180,956
                                                     -----------     -----------
Total current assets ...........................       7,571,695       7,313,835
Investment in Joint Venture ....................      69,032,601      70,121,760
                                                     -----------     -----------
                                                     $76,604,296     $77,435,595
                                                     ===========     ===========
LIABILITIES AND PARTNERS' EQUITY
Current liabilities:
Cash overdraft .................................     $   242,586
Due to managing general partner ................          73,781     $    35,696
Accrued unincorporated business tax ............         126,157         126,157
                                                     -----------     -----------
Total liabilities ..............................         442,524         161,853
                                                     -----------     -----------
Partners' equity:
General partners ...............................            --              --
Limited partners ...............................      76,161,772      77,273,742
                                                     -----------     -----------
Total partners' equity .........................      76,161,772      77,273,742
                                                     -----------     -----------
                                                     $76,604,296     $77,435,595
                                                     ===========     ===========


                       See notes to financial statements.

S T A T E M E N T S   O F   O P E R A T I O N S
   (Unaudited)
-----------------------------------------------

                                                    Three Months    Three Months
                                                        Ended          Ended
                                                      March 31,      March 31,
                                                         1998           1997
                                                      -----------    -----------

REVENUES:
Income from Joint Venture ........................     $3,918,926     $4,903,755
Interest income ..................................         65,926         82,665
                                                       ----------     ----------
                                                        3,984,852      4,986,420
COSTS AND EXPENSES:
General and administrative expenses ..............        207,933        171,377
                                                       ----------     ----------
Net income .......................................     $3,776,919     $4,815,043
                                                       ==========     ==========
Net income allocated to:
General partners .................................     $  377,692     $  481,504
Limited partners .................................      3,399,227      4,333,539
                                                       ----------     ----------
                                                       $3,776,919     $4,815,043
                                                       ==========     ==========
Net income per a $500 limited partnership
  unit (based on 800,000 units outstanding) ......     $     4.25     $     5.42
                                                       ==========     ==========


                       See notes to financial statements.



S T A T E M E N T S   O F  P A R T N E R S '   E Q U I T Y
(Unaudited)
----------------------------------------------------------

                          Year Ended December 31, 1997
                      and Three Months Ended March 31, 1998

                                                      General          Limited
                                                      Partners         Partners           Total
                                                   -------------      -----------      -----------
Balance, January 1, 1997 .....................       $       --      $ 76,323,648    $ 76,323,648
Net income, 1997 .............................          1,450,565      13,055,085      14,505,650
Distributions, 1997 ..........................         (1,355,556)    (12,200,000)    (13,555,556)
Allocation under Treasury Regulation
   Section 1.704-1(b) ........................            (95,009)         95,009            --
                                                     ------------    ------------    ------------
Balance, December 31, 1997 ...................               --        77,273,742      77,273,742
Net income, three months 1998 ................            377,692       3,399,227       3,776,919
Distributions during three months 1998                   (488,889)     (4,400,000)     (4,888,889)
Allocation under Treasury Regulation
   Section 1.704-1(b) ........................            111,197        (111,197)           --
                                                     ------------    ------------    ------------
                                                     $       --      $ 76,161,772    $ 76,161,772
                                                     ============    ============    ============


                       See notes to financial statements.

S t a t e m e n t s   o f   C a s h   F l o w s
   (Unaudited)
-----------------------------------------------

                                                  Three Months    Three Months
                                                      Ended            Ended
                                                 March 31, 1998   March 31, 1997
                                                  ------------     ------------


CASH FLOWS FROM OPERATING ACTIVITIES:
Net income .....................................   $  3,776,919    $  4,815,043
Adjustments to reconcile net income to net
  cash provided by operating activities:
(Increase) decrease in accrued
  interest receivable ..........................         (2,915)        136,621
Charge on overhead fee payable .................           --            13,244
Net change in operating assets
  and liabilities:
Increase in due to managing general partner ....         38,085          41,716
                                                   ------------    ------------
Net cash provided by operating activities ......      3,812,089       5,006,624
                                                   ------------    ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in investment in Joint Venture ........      1,089,159       1,362,866
(Purchase) sale of temporary investments, net ..       (387,824)     17,437,468
                                                   ------------    ------------
Net cash provided by (used in)
  investing activities .........................        701,335      18,800,334
                                                   ------------    ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
Distributions to partners ......................     (4,888,889)           --
Decrease in overhead fee payable ...............           --       (23,852,664)
                                                   ------------    ------------
Net cash used in financing activities ..........     (4,888,889)    (23,852,664)
                                                   ------------    ------------
Net decrease in cash ...........................       (375,465)        (45,706)
Cash, beginning of year ........................        132,879         314,835
                                                   ------------    ------------
(Cash overdraft) cash at end of three months ...   $   (242,586)   $    269,129
                                                   ============    ============

                       See notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Temporary Investments
---------------------

Temporary investments represent investments in commercial paper.


Investment in Joint Venture
---------------------------

The Partnership entered into a Letter Agreement (the "Buyout Agreement") with Disney dated September 11, 1995 providing for the sale to Disney of all of the Partnership's interest in the Joint Venture. The Buyout Agreement provides for the payment of the purchase price of $330,000,000 in cash (subject to certain adjustments with respect to revenues received from the exploitation of animated films). Closing is scheduled to occur on November 30, 1998 subject to satisfaction of certain customary conditions. In addition to the purchase price, the Buyout Agreement provides that Buena Vista Pictures Distribution, Inc. ("BV") will continue to account for and make payments to the Joint Venture, as required by the Distribution Agreement for all revenues received by BV through April 30, 1998.

As a result of the Buyout Agreement, the Partnership began using the cost method of accounting starting January 1, 1996. Under the cost method, distributions received are recognized as income and investments will be reduced in proportion to the actual cash received to ultimate revenues expected to be received.

(C) 1998 Silver Screen Management Services, Inc.       Design: Pentagram

Silver Screen Management Services, Inc.
Chelsea Piers-Pier 62
Suite 300
New York, NY 10011
(212) 336-6700
Recorded News Update:
(800) 444-SILV

















                                      F-7
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